Exhibit 99.1
Shinhan AITAS Co., Ltd. joined Shinhan Financial Group as a direct subsidiary

On November 30, 2012, Shinhan AITAS Co., Ltd. (hereafter Shinhan AITAS) joined Shinhan Financial Group (hereafter SFG) as a direct subsidiary.

Prior to November 30, 2012, a fund administrator Shinhan AITAS was a direct subsidiary of Shinhan Bank, a wholly-owned banking subsidiary of SFG.

To promote efficiency on a group-wide level, SFG acquired 469,358 shares or 99.79% of Shinhan AITAS for KRW 49,697 million from Shinhan Bank.

Above mentioned share price (KRW 49,697 million) is calculated in accordance with Inheritance Tax and Gift Tax Act as of September 30, 2012 and may be subject to change after financial review.